

April 29, 2013

Via E-Mail
Marc Weingarten, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York NY 10022

> **Re:** **Neutral Tandem, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed by Clinton Magnolia Master Fund, Ltd., et. al.**
> **Amendment No. 1 filed April 23, 2013**
> **File No. 001-33778**

Dear Mr. Weingarten:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

## Preliminary Proxy Statement on Schedule 14A

Reasons for Our Solicitation, page 6

1. We reissue prior comment 2. While Mr. Samples may be independent of Clinton, he was elected as your nominee two years ago. Thus, to ensure that security holders are able to obtain a balanced discussion of your beliefs as to the performance of the current board of directors and taking into account your decision to nominate six individuals for seven board seats, provide disclosure in this section or in the cover letter to indicate that Mr. Samples was your nominee when he was elected to the board of directors.

2. We note your response to comment 3 from our letter dated April 18, 2013 and reissue in part. With respect to the first bullet point, please provide us with the "numerous statements" elsewhere in your disclosure that support your opinion that the company is worth "substantially more" than the current market price. We note the revision to bullet point four including the insertion of footnote three. Please revise to characterize "these distractions" as an assertion of opinion of belief as such.

3.  We note your response to bullet point five of comment 3 from our letter dated April 18, 2013 and reissue in part. Please revise your disclosure to provide the factual basis provided in your response including the dates of the two discussions where the CEO and CFO acknowledged to representatives of Clinton that the company has breached the customers trust.

4.  We note your response to bullet point six of comment 3 from our letter dated April 18, 2013 and reissue in part. Please revise your disclosure to include the factual basis, such as the details included in your response, for your statement that the patent litigation against Peerless Networks was "expensive and distracting endeavor." Additionally, regarding bullet point seven, please revise to include support for the statement that the relationship has "undoubtedly been tainted." Lastly, please explain and support the phrase "solid industrial logic."

5.  We note your response to bullet point eight of comment 3 from our letter dated April 18, 2013 and reissue in part. Please revise your disclosure to include the factual basis for your statement, for example, disclosing the information provided in your response.

Background of the Proxy Solicitation, page 7

6.  We note your response to comment 4 from our letter dated April 18, 2013 and reissue in part. Please provide support for your conclusion on page 7 that the company's stock price reflects the board's "track record," which "gives no indication that they are either willing or able to undertake these actions."

Solicitation of Proxies, page 17

7.  You disclose that you "may" seek reimbursement from the company of the costs associated with this proxy solicitation. Please disclosure what factors will affect your decision to seek or not seek reimbursement in either case.

You may contact Kate Beukenkamp, Attorney-Advisor, at 202-551-6971, Celeste M. Murphy, Legal Branch Chief, at 202-551-3257 if you have questions regarding comments. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc:     Via E-Mail
        Gregory Taxin
        The Clinton Group, Inc.